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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 23472

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED   FEB 2 7 2003

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FRANK W. BETLEY   F. W. Betley & Associates

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
231 MOORE LANE

HADDONFIELD, NJ   08033   (No. and Street)

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK W. BETLEY   856-428-8025

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BOWMAN & COMPANY LLP

(Name — if individual, state last, first, middle name)

601 WHITE HORSE ROAD, VOORHEES, NJ   08043

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
    XX Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____ FRANK W. BETLEY _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of F. W. BETLEY & ASSOCIATES _____, as of

___DECEMBER 31___, XX2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

_____

_____

_____

Frank W. Betley
Signature

SOLE PROPRIETOR
Title

Janet G. Betley
Notary Public

JANET G. BETLEY
Notary Public of New Jersey
My Commission Expires Oct. 26, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows   *Independent Auditors' Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

F. W. BETLEY & ASSOCIATES

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002



Certified Public Accountants & Consultants
601 White Horse Road
Voorhees, NJ 08043-2493
(856) 435-6200
Fax: (856) 435-0440
E-Mail cpas@bowmanllp.com
www.bowmanllp.com

Members of:
American Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITORS' REPORT

Mr. Frank W. Betley
F. W. Betley & Associates

We have audited the accompanying balance sheet of F. W. Betley & Associates as of December 31, 2002 and the related statements of income, changes in proprietor's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of F. W. Betley & Associates as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary data contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bowman & Company LLP
Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 4, 2003

Our consideration of the internal control structure would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

Bowman & Company LLP

Bowman & Company LLP
Certified Public Accountants

Voorhees, New Jersey
February 4, 2003

F. W. BETLEY & ASSOCIATES
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets

Cash	$ 6,305.58	
Investments	16,638.27	
		$ 22,943.85

Property Plant and Equipment

Computer	2,437.46	
Accumulated Depreciation	(2,437.46)	
		0.00
Total Assets		$ 22,943.85

CAPITAL

Proprietor's Equity	$ 22,943.85

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME			$ 7,218.17
EXPENSES			
Office Supplies	$	712.89	
Telephone		605.91	
Filing Fees		1,281.00	
Bank Charges		86.19	
Total Expenses			2,685.99
NET INCOME FROM OPERATIONS			4,532.18
OTHER INCOME			
Interest		12.58	
Dividends		155.74	
Total Other Income			168.32
NET INCOME			$ 4,700.50

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES
STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

EQUITY, JANUARY 1, 2002	$ 23,943.35
ADDITIONS	
Net Income	4,700.50
	28,643.85
REDUCTIONS	
Proprietor's Withdrawals	(5,700.00)
EQUITY, DECEMBER 31, 2002	$ 22,943.85

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities

                Net Income $ 4,700.50

Cash Flows from Investing Activities

                Purchase of Investments   (155.74)

Cash Flows from Financing Activities

                Proprietor's Withdrawals   (5,700.00)

Net Increase (Decrease) in Cash   (1,155.24)

Cash Balance, January 1, 2002   7,460.82

Cash Balance, December 31, 2002 $ 6,305.58

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES.
NOTES TO FINANCIAL STATEMENTS

(SEE ACCOUNTANTS' REPORT)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business - F. W. Betley & Associates is a proprietorship registered as a broker-dealer under the Securities Exchange Act of 1934 and has been engaged in the distribution of shares of registered open-end investment companies or unit investment trusts.

Basis of Accounting - The accounts of the business are maintained on the accrual basis of accounting and are in accordance with generally accepted accounting principles.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Major renewals and improvements are charged to the fixed asset accounts while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expended currently.

At the time properties are retired or otherwise disposed of, the property and related accumulated depreciation and amortization accounts are adjusted. Gain or loss from retirements or sales is credited or charged to income.

Note 2: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $22,611.08 which was $17,611.08 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

F. W. BETLEY & ASSOCIATES
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

TOTAL PROPRIETOR'S EQUITY	$ 22,943.85
Less	
Haircuts of Securities - Trading and Investment Securities	(332.77)
NET CAPITAL	22,611.08
NET CAPITAL REQUIREMENT	(5,000.00)
EXCESS NET CAPITAL	$ 17,611.08

RECONCILIATION

Net Capital as Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 17,611.00
Adjustments:	
Rounding	0.08
Net Capital per Above	$ 17,611.08

The accompanying Notes are an integral part of these Financial Statements.

F. W. BETLEY & ASSOCIATES
STATEMENT OF EXEMPT STATUS
AS OF DECEMBER 31, 2002

F. W. Betley & Associates ("the Firm") is a sole proprietorship and is a registered broker-dealer under the Securities and Exchange Act of 1934. The Firm is engaged in the distribution of shares of registered open-end investment companies or unit investment trusts. The Firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation of determination of reserve requirements pursuant to Rule 15c3-3, Subsection k-1. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

During the year ended December 31, 2002, there were no material differences in the audited computation of Net Capital and the Broker/Dealer's unaudited Focus IIA.

The accompanying Notes are an integral part of these financial statements.